SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 17,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.

Corporate Taxpayer Registration CNPJ/MF 76.535.764/0001 - 43
Board of Trade NIRE 533 0000 622 - 9
Publicly Traded Company

SUMMONS NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Brasil Telecom S.A. (“Company”) are being summoned to the Extraordinary General Shareholders’ Meeting to be held at 02:00 p.m., on January 16, 2004, at the Company’s headquarters located in the city of Brasilia, Federal District, at SIA Sul, ASP, Lote D, Bloco B, to deliberate over the following Order of the Day:

1.	To approve a change in the limits of the article 24 articulate VIII of the Company’s Bylaws, as follows:

“VIII. authorizing the sale or burden of goods which integrate the fixed assets of the Company, involving an amount equal or above R$ 500.000,00 (five hundred thousand reals), adjusted, as of September 30, 1999, based on the variation of the IGP-DI (General Price Index - Internal Availability) or, in the absence of the latter, by the index that comes to substitute it.

Sole Paragraph: The Board of Directors may delegate to any member of the executive management the ability to deliberate on this item, defining or not limits to the exercise of such functions.”

2.	To elect a member to the Fiscal Council, due to the CVM’s decision part of the letter “Ofício /CVM/SEP/GEA-2 n° 461/03”.

GENERAL INFORMATION:

All powers of attorney must be delivered to the attention of the Company’s Legal Department at the Company’s headquarters located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, at least 2 (two) business days prior to the date of the Shareholders’ Meeting.

Shareholders whose shares are registered with a custodian agent, who wish to vote their shares at the Extraordinary General Shareholders’ Meeting, must present a statement issued by the custodian agent no more than 2 (two) business days prior to the date of the Meeting, indicating the amount of shares of the Company held by such shareholders.

Brasilia, Brazil, December 17, 2003.

Eduardo Seabra Fagundes
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer